January 27, 2017

VIA EDGAR

Ms. Christina Fettig
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street NE
Washington D.C. 20549-8626

RE:	Clough Funds Trust (the “Registrant”) File No. 811-23059

Dear Ms. Fettig,

On behalf of the Registrant, this letter responds to your comments communicated orally to ALPS Fund Services, Inc. (“ALPS”), the administrator of the Registrant, on August 26, 2016, November 15, 2016 and January 25, 2017 with respect to the review of the Registrant’s Form N-CSR filing for the fiscal year ended October 31, 2015, as filed with the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on January 8, 2016 (the “Annual Report”), with respect to the Registrant’s series, the Clough Global Long/Short Fund (the “Fund”). Set forth in the numbered paragraphs below are the Staff’s comments provided on August 26, 2016, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Annual Report.

1. Comment: The returns for the S&P 500 Index (the “S&P 500”) and the HFRI Long/Short Index (the “HFRI”) in the Shareholder Letter on page 2 of the Annual Report are inconsistent with the returns for the S&P 500 and the HFRI included in the performance table on page         6 of the Annual Report. Please ensure this information is consistent in future reports.

Response: The Registrant notes that the S&P 500 returns were inconsistent in the Shareholder Letter and the performance table due to rounding. The HFRI returns, which are updated by HFRI periodically, were inconsistent in the Shareholder Letter and the performance table because the performance table was updated with the most recent returns provided by HFRI prior to the period end, while the Shareholder Letter was not. The Registrant affirms that, going forward, it will present consistently returns for the Funds and its benchmarks.

2. Comment: The heading on the top of Page 6 of the Annual Report is titled “Portfolio Allocation,” but the information included on page 6 is the Registrant’s performance. Please update the heading accordingly in future reports.

Response: The requested revision will be incorporated in future financial reports of the Registrant filed on Form N-CSR.

3. Comment: The Since Inception information in the Performance chart on page 6 includes a footnote stating the Fund’s commencement date is September 30, 2015 and returns prior to such date are those of the Predecessor Fund. Consider revising the footnote to include the commencement date of the Predecessor Fund.

Response: The requested revision will be incorporated in future financial reports of the Registrant filed on Form N-CSR.

4. Comment: The returns in the “Performance of $10,000 Initial Investment” chart on page 6 of the Annual Report shows returns beginning December 31, 2014, but the Predecessor Fund did not commence operations until January 2, 2015. Please revise the chart in future reports.

Response: The Registrant notes that although the Predecessor Fund commenced operations on January 2, 2015, the “Performance of $10,000 Initial Investment” chart included on page 6 of the Annual Report shows returns as of the inception date of the Predecessor Fund, which was December 31, 2014.

5. Comment: In the Performance section of the Annual Report, consider adding disclosure explaining that the returns of the Fund would have differed if the Predecessor Fund had been a regulated fund.

Response: The requested revision will be incorporated in future financial reports of the Registrant filed on Form N-CSR.

6. Comment: In the Disclosure of Fund Expenses section on page 8 of the Annual Report, the Example paragraph states that a shareholder incurs “transaction costs, including applicable redemption fees.” Please explain why sales charges (loads) are not included in this disclosure.

Response: The Registrant will revise the disclosure to include a reference to sales charges (loads) in future financial reports of the Registrant filed on Form N-CSR.

7. Comment: In the Statement of Assets and Liabilities on page 14 of the Annual Report, Class A reflects a maximum sales charge of 5.75%, whereas the Fund’s current prospectus reflects a maximum sales charge of 5.50%. Please explain the discrepancy.

Response: The Registrant notes that 5.50% is the correct maximum sales charge. The maximum sales charge was revised accordingly in the Statement of Assets and Liabilities in the Fund’s Semi-Annual report dated April 30, 2016 and filed on Form N-CSR on July 8, 2016.

8. Comment: With respect to the Financial Highlights section, Form N-1A Item 13 Instruction 3(b) states “Do not reflect sales loads or account fees in the initial investment, but, if sales loads or account fees are imposed, note that they are not reflected in total return.” Please consider adding this disclosure to future reports.

Response: The requested revision will be incorporated in future financial reports of the Registrant filed on Form N-CSR.

9. Comment: Please consider reducing the number of expense ratios presented in the Financial Highlights section. For example, the Fund may move the ratios of gross expenses, net expenses and net investment income excluding dividend expenses on securities sold short to a footnote in the section.

Response: The Registrant acknowledges the Staff’s comment and will consider for future reports the costs and benefits of reducing the number of expense ratios presented in the Financial Highlights section.

10. Comment: Please include for the Staff’s information the percentage of assets of the Fund that are invested outside the U.S.

Response: The Registrant notes that as of August 31, 2016, 48.7% of the Fund’s gross assets, including both long and short positions, were invested in securities of companies located, or doing a substantial amount of business, outside the United States.

11. Comment: In the Fund’s prospectus dated February 28, 2016, the fee table includes a footnote describing the conditions of the Advisor’s recapture of certain fees and/or expenses, including that the Adviser will not be entitled to recover any such waived or reimbursed fees and expenses more than three years after the end of the fiscal year in which the fees were waived or expenses were reimbursed. The Staff takes the position that the recapture of fees and/or expenses can only occur three years from the date the fees were waived or expenses were reimbursed, rather than three years after the end of the fiscal year in which the fees were waived or expenses were reimbursed.

Response: The Registrant respectfully declines to modify the disclosure. The Registrant acknowledges the Staff’s comment and notes its belief that the Fund’s current expense recapture provision properly reflects the Fund’s accrual process and is consistent with current accounting standards. The Fund believes that its current practice is within the position stated by the Staff, as any amount to be waived or reimbursed by the Fund’s adviser (“Adviser”) is determined as of the end of the fiscal year and, thus, does not actually occur until that date. Under the operating expense limitation agreement, the Adviser has agreed to waive its fees or reimburse the Fund in order to limit the Fund’s annual operating expenses to the stated expense ratios applicable to each share class, as calculated on a per annum basis. While the Fund attempts to estimate the amounts to be waived or reimbursed by the Adviser via accruals made throughout the year, the Fund’s expenses and asset levels will fluctuate, preventing a determination of the final annual expense ratios and, accordingly, the amounts required to be waived or reimbursed by the Adviser until the full fiscal year is completed. For example, a fund with minimal assets at the beginning of the year whose asset levels increase significantly during the year may accrue for an advisory fee waiver over the first few months of the year, but later determine that such advisory fee waiver is not actually required if the fund’s expense ratio, as calculated on an annualized basis, is under the agreed upon limit. In this situation, despite the fact that the fund initially accrued for a fee waiver, the adviser would not actually waive any of its fees during the year.

Similarly, whether the Adviser may recoup its previously waived fees or Fund expenses paid cannot be determined until the full fiscal year is completed. Only if the Fund’s annual expense ratios are below the agreed upon limits is the Adviser eligible for recoupment of its previously waived fees/expenses reimbursed. Further, under the terms of the expense limitation agreement, such amounts are only eligible for recoupment if they are within the three fiscal years of the fiscal year that they were waived or reimbursed. As noted above, the actual waiver or reimbursement is always determined as of the end of the fiscal year. Therefore, any recoupment by the Adviser made within these parameters would be consistent with the Staff’s stated position because the waiver or reimbursement occurs at the end of the fiscal year and any recoupment would occur within three years of that date. Additionally, the Fund does not meet the criteria as described in ASC 946-20-25-4 for the recording of any liability for expense recapture. Further, the Registrant notes, for the Staff’s information, that, on behalf of the Fund, it performs and will provide the Registrant’s independent auditor with an accrual analysis on at least an annual basis. The Registrant cannot ensure that the Registrant’s independent auditor will affirmatively confirm the accrual analysis.

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If you have any questions or further comments, please contact me at 720.917.0623.

Very truly yours,

/s/ Abigail J. Murray
Abigail J. Murray, Esq.

cc:	Derek Steingarten, Esq.

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